Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 1, 2022

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$1 billion 3.400% Senior Notes Due June 6, 2025

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc. A by Standard and Poor’s Ratings Services A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$1 billion
Trade Date:	June 1, 2022
Settlement Date (T+3):	June 6, 2022
Maturity Date:	June 6, 2025
Benchmark Treasury:	2.750% due May 15, 2025
Benchmark Treasury Yield and Price:	2.858%; 99-22 1/4
Spread to Treasury:	+55 basis points
Reoffer Yield:	3.408%
Coupon:	3.400%
Coupon Payment Dates:	Semi-annually on June 6 and December 6, commencing on December 6, 2022 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.977% plus accrued interest from June 6, 2022
Gross Spread:	0.150%
Net Proceeds (%):	99.827% plus accrued interest from June 6, 2022
Net Proceeds ($):	$998,270,000 plus accrued interest from June 6, 2022
CUSIP / ISIN:	24422EWF2 / US24422EWF23
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Co-Managers:	Commerz Markets LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Siebert Williams Shank & Co., LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.